SERVICES AGREEMENT

THIS SERVICES AGREEMENT (this “Agreement”), effective as of March 1, 2018, by and among Rank Group Limited, a corporation organized under the laws of New Zealand (“RGL”), Rank Group North America, Inc., a corporation organized under the laws of Delaware (“RGNA”) (each a “Service Provider”), and Reynolds Group Holdings Inc., a corporation organized under the laws of Delaware (the “Service Recipient”).

WHEREAS, RGL is directly owned by Graeme Richard Hart (“Mr. Hart”);

WHEREAS, RGNA is a direct subsidiary of RGL;

WHEREAS, the Service Recipient operates through itself and its various subsidiaries, and is indirectly owned by Mr. Hart;

WHEREAS, the Service Recipient is seeking assistance, including for certain of its affiliates, with respect to certain categories of management services;

WHEREAS, each Service Provider desires to provide, either directly or through certain of its affiliates (in its sole discretion), certain categories of management services to the Service Recipient (and to certain of its affiliates);

WHEREAS, each Service Provider has the requisite knowledge and expertise to provide such management services; and

WHEREAS, the parties wish to enter into this Agreement to specify the terms on which the Services (defined below) will be provided.

NOW THEREFORE, in consideration of the mutual covenants and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1.    SERVICE PROVIDERS’ DUTIES AND RESPONSIBILITIES

1.1    The Service Recipient hereby hires each Service Provider to render, and each Service Provider hereby agrees to render, the management services described in Exhibit A (the “Services”). The Services will be provided by either the Service Providers’ or any of their affiliates’ personnel, or by third parties contracted by either Service Provider in a manner that most efficiently meets the needs of the Service Recipient, which in each case will be determined by the relevant Service Provider in its sole discretion.

1.2    In no event will either Service Provider be liable to the Service Recipient for any financial loss to the Service Recipient in connection with the provision of Services under this Agreement.

Section 2.    SERVICE FEE AND PAYMENT

2.1    Each Service Provider will charge the Service Recipient, and the Service Recipient will pay each Service Provider, an arm’s length service fee for the Services provided, which shall be equal to the amount determined in accordance with Exhibit B (the “Service Fee”).

2.2    The costs incurred by each Service Provider in providing the Services under this Agreement will be calculated using a generally accepted cost accounting system and will be based on actual direct and indirect costs incurred by the relevant Service Provider or any of their affiliates’ personnel or costs incurred by third parties contracted by the relevant Service Provider.

2.3    All payments made by the Service Recipient under this Agreement will be in U.S. dollars net of any deduction or withholding for any and all Taxes (defined below) imposed on any party by the local taxing authority.

2.4    Each Service Provider will invoice the Service Recipient for the Service Fee monthly. Each such invoice shall be payable upon receipt by the Service Recipient. Interest will be charged on past due unpaid balances in the amount of the maximum interest rate per month legally permitted under the jurisdiction of the Service Recipient. Payment will be made in the United States of America in accordance with the terms of the applicable invoice.

2.5    The parties have established this Agreement with the intent to satisfy the arm’s length standard under local law. The parties intend to maintain contemporaneous documentation to support the determination of the Service Fee. In the event that the local taxing authority of any party makes an adjustment to any intercompany transaction and the local party has used its best efforts to resolve the matter, the parties hereby mutually agree that each is contractually bound to reimburse the other an amount equal to any final transfer pricing adjustment determined by said local taxing authority regarding the intercompany transactions at issue. This adjustment includes interest, penalty and any other additions to tax. Any reimbursement under this provision is to be made regardless of any local tax authority or tax treaty procedural matters relating to this Agreement.

2.6    Each Service Provider will maintain corporate records that adequately support the invoices that it submitted to the Service Recipient and will make available such corporate records to the Service Recipient upon reasonable request.

Section 3.    TERM OF AGREEMENT AND TERMINATION

3.1    The initial term of this Agreement will commence as of the date set forth above and will continue until December 31, 2018 (the “Initial Term”). This Agreement will automatically renew thereafter for subsequent one year terms (expiring December 31) (each, a “Term”) unless any party notifies the other parties in writing 30 days before the expiration of the Initial Term or such Term.

3.2    The parties agree that the terms of this Agreement accurately reflect the conduct of the parties since the effective date.

3.3    This Agreement may be terminated by mutual agreement in writing by the parties.

3.4    Each Service Provider may terminate this Agreement (i) immediately and without notice if the Service Recipient is declared insolvent or bankrupt, makes a general assignment for the benefit of creditors, or if a petition for bankruptcy, reorganization or liquidation is filed against it or (ii) 30 days after notice of a material breach of this Agreement to the Service Recipient if such material breach is not cured during such 30 day period.

3.5    The Service Recipient may terminate this Agreement (i) immediately and without notice if either of the Service Providers is declared insolvent or bankrupt, makes a general assignment for the benefit of creditors, or if a petition for bankruptcy, reorganization or liquidation is filed against it or (ii) 30 days after notice of a material breach of this Agreement to the Service Providers if such material breach is not cured during such 30 day period.

3.6    With respect to the Service Providers or Service Recipient, this Agreement shall terminate immediately and without notice if there is a change in the ownership or control of either Service Provider or the Service Recipient such that either of the Service Providers or Service Recipient is no longer wholly-owned directly or indirectly by Mr. Hart.

Section 4.    TAXES

4.1    The term “Taxes” will mean any and all present and future levies, imposts, duties, deductions, charges, or withholdings and all liabilities with respect thereto imposed on any party by applicable tax authorities.
4.2    If the paying party is required by applicable law to deduct any Taxes from or in respect of any sum payable under or in respect of this Agreement to another party (i) the paying party shall make such deductions, and (ii) the paying party shall pay the full amount deducted to the relevant taxing authorities in accordance with the requirements of applicable law.
4.3    In addition, the paying party agrees to pay any present or future stamp, recording, documentary, excise, property or similar tax, charge or levy that arise from any payments made under or in respect of this Agreement.

Section 5.        CONFIDENTIALITY

Each party agrees to keep confidential all business secrets and information provided or received by it under this Agreement.

Section 6.    INDEPENDENT CONTRACTOR

Each Service Provider’s status will be that of an independent contractor. Each Service Provider will not hold itself out as an employee, agent, representative or partner of, or joint venturer with, the Service Recipient by virtue of this Agreement (or the Services to be provided hereunder).

Section 7.    MISCELLANEOUS

7.1    Notice.     All notices, requests, demands and other communications provided for herein will be deemed to have been given at the time delivered to a recognized international express courier or when sent by registered mail, return receipt requested, or by cablegram, telex or facsimile duly acknowledged, to such parties at the addresses for their principal office indicated above or to such other address as the party to who notice is to be given may have furnished to the other parties in writing.

7.2    Waiver. Any waiver by a party of a breach of any term or condition of this Agreement shall not be considered as a waiver of any subsequent breach of the same or any other term or condition hereof.

7.3    Severability. In the event that any of the provisions of this Agreement should be void or unenforceable, the other parts of this Agreement shall continue in full force and effect. The parties shall substitute the void or unenforceable provision with a valid provision with the same or substantially the same economic effects.

7.4    Governing Law. This Agreement will be governed by the laws of the State of New York and will be construed in accordance with said laws.

7.5    Dispute Resolution. Any claim or dispute arising under this Agreement will be amicably settled if possible by mutual consent. In the event of failure to settle such claim or dispute, the matter will be submitted to, and settled by, the RGL Chief Financial Officer.

7.6    Subsequent Parties. This Agreement will be binding upon and inure to the benefit of the parties hereto and to their respective successors, assigns, parents, subsidiaries or otherwise related or affiliated company(s).

7.7    Assignment. No assignment or other transfer of rights or obligations set forth herein may be made by either of the Service Providers without the prior written consent of the Service Recipient. No assignment or other transfer or rights or obligations set forth herein may be made by the Service Recipient without the prior written consent of each Service Provider.

7.8    Headings. The section headings of this Agreement are for convenience only and will not be deemed to affect in any way the meaning of the provisions to which they refer.

7.9    Entire Agreement. This Agreement represents the entire agreement between the parties and all prior assertions, understandings, warranties and representations are merged herein. It is a final integrated agreement which includes all the terms, conditions and representations between the parties, and the parties make no warranties, covenants or agreements, express or implied, except those expressly set forth herein.

7.10    Amendment or Modification. This Agreement may be modified or amended only by a written document signed by each party to this Agreement.

7.11    Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers.

SERVICE PROVIDER

Rank Group Limited By: //s// Allen Hugli Name: Allen Hugli Title: Director

SERVICE PROVIDER

Rank Group North America, Inc. By: //s// Allen Hugli Name: Allen Hugli Title: Director

SERVICE RECIPIENT

Reynolds Group Holdings Inc. By: //s// Allen Hugli Name: Allen Hugli Title: Director

EXHIBIT A

SERVICES

The parties may agree to include other Services that directly benefit the operations of the Service Recipient from time to time.

1.	Office of the Chief Executive

1.1
Management - Overall management of the Service Recipient’s operations globally. Manage general communication, strategic, corporate responsibility and financial activities that benefit the company and its image. Manage the company’s broad message to customers and investors as well as make decisions on financial matters. Participate in corporate responsibility measures.

1.2	Strategy – Responsible for setting overall business strategy, including increasing operational performance and cost-cutting initiatives. Identify and analyze new products, initiatives and investments.

2.    Finance

2.1	Accounting – Provide oversight and support of financial reporting, bank covenant compliance, and statutory reporting.

2.2	Internal reporting and management – Support compilation of global financial consolidations and preparation of data for use in management decision making.

2.3	Tax - Provide oversight and support of global tax compliance and planning.

3.    Treasury and Risk Management

3.1	Treasury - Management of banking and funding, provide oversight of global credit utilization, and management of global hedging policies.

3.2	Cash management – Oversight and support for preparation of global liquidity reports for use by company executives and cash flow planning.

4.    IT

4.1	Infrastructure – Provide oversight and support for overall network management and the security and standardization of the global network.

5.    HR

5.1
Oversight and coordination - Provide general governance and strategic leadership to the corporate HR groups. Facilitate sharing of best practices, the simplification and unification of performance metrics, and the creation of a common performance management system. Responsible for global compensation, benefits, and pension planning and administration. Responsible for the administration of stock option compensation plans on a global basis.

5.2	Hiring – Responsible for hiring of key management or any HR personnel.

6.    Legal

6.1
Oversight and coordination - Responsible for overseeing mergers, acquisitions, divestments and financing from a legal perspective. Negotiate and draft agreements, and providing overall group legal strategy and advice.

7.    Other

Any other services similar, or ancillary, to the services otherwise set forth in this Exhibit A.

EXHIBIT B

SERVICE FEE COMPUTATION

Step 1: Each Service Provider employee shall allocate their time spent monthly on a timesheet which lists the relevant businesses and the percentage of time spent on each business.

Step 2: RGL management shall collect all Service Provider employee timesheets, and multiply each employee’s direct labor costs by the percentages in their timesheets to calculate total direct overhead charges. This calculation will occur either on an employee by employee basis or in aggregate. An arm’s-length mark-up on direct costs may be added as agreed to by the parties.

Step 3: Direct costs (plus any agreed mark-up, if applicable), will be added to any indirect costs incurred by each Service Provider for the benefit of Service Recipient to calculate a total cost pool. These charges will be billed according to the terms of the Agreement.